

Mail Stop 3561   April 19, 2016

Richard D. Fain
Chief Executive Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132

> **Re: Royal Caribbean Cruises Ltd.**
> **Form 10-K**
> **Filed February 22, 2016**
> **File No. 001-11884**

Dear Mr. Fain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 37

1. We note your mention of the four year Double-Double program to accomplish your goal of doubling 2014 Adjusted Earnings per Share and achieving double-digit Return on Invested Capital by 2017. Please quantify the Adjusted Earnings per Share and Return on Invested Capital as of 2014 and that you hope to achieve by 2017, and discuss how these compare with your historical results, as well as those of your peers. Explain how you calculate Adjusted Earnings per Share and Return on Invested Capital. Disclose why you have chosen to implement this program at this time.

2. In addition, please expand to discuss in further detail the initiatives you have taken or will take to achieve the goals of the Double-Double program, and if you have taken or will take different approaches in light of this program. In this regard, you state that "[t]he Company's long term commitment to grow revenue yields, manage costs, and maintain steady capacity growth continues to guide us towards Double-Double," which would imply that the existence of the program has not altered your long term vision. Please also

discuss the opportunities and challenges you face, as well as any risks associated with this program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure